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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           Information to be included in statements filed pursuant to
      Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)
                               (Amendment No. 3 )*
                                             ---

                        Nobel Learning Communities, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   773415 10 4
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                                 (CUSIP Number)

                                 Mr. A.J. Clegg
                        Nobel Learning Communities, Inc.
                             1615 West Chester Pike
                           West Chester, PA 19382-7956
                                 (484) 947-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              ___________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

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CUSIP NO. 773415 10 4
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Mr. A. J. Clegg

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            293,067 shares of common stock (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             412,006 shares of common stock (see Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             226,495 shares of common stock (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          412,006 shares of common stock (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    705,073 shares of common stock (see Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 10.3% of common stock (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                              (Page 2 of 8 Pages)

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CUSIP NO. 773415 104
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Mr. John Frock

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            99,049 shares of common stock (see Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             99,049 shares of common stock (see Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      99,049 shares of common stock (see Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 1.5% of common stock (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              (Page 3 of 8 Pages)

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     THIS AMENDMENT NO. 3 to the Schedule 13D filed by JBS Investment Banking
Ltd. ("JBS") on May 29, 1992, as amended by Amendment No. 1 filed on December 23, 1993 and Amendment No. 2 filed on or about December 9, 1994 (as so amended, the "Schedule 13D"), as to which Mr. A.J. Clegg was added as a reporting person pursuant to Amendment No. 2, further amends the Schedule 13D by describing certain changes to the information reflected in the Schedule 13D.

Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $0.001 (the "Common Stock") of Nobel Learning Communities, Inc. (the "Issuer"), with its principal office located at 1615 West Chester Pike, West Chester, PA 19382-7956.

Item 2.  Identity and Background.

The names of the persons filing this statement are Mr. A.J. Clegg and Mr. John Frock. JBS, which was previously a reporting person under this Schedule 13D, is no longer in existence and is therefore no longer a reporting person hereunder.

Mr. Clegg's present principal occupation is Chairman and CEO of the Issuer. Mr. Frock's current principal occupation is Vice Chairman and Chief Administrative Officer of the Issuer.

During the last five years, neither Mr. Clegg nor Mr. Frock has been convicted in any criminal proceedings. During the last five years, neither Mr. Clegg nor Mr. Frock has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The principal business address of Messrs. Clegg and Frock is c/o the Issuer, 1615 West Chester Pike, West Chester, PA 19382-7956. Both Messrs. Clegg and Frock are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Considerations.

The source of the funds used in purchasing the securities owned by Messrs. Clegg and Frock was their respective personal funds. The aggregate amount of the purchase price for the shares owned by Mr. Clegg was $2,652,321 (excluding an indeterminate amount paid for an aggregate of 6,000 shares of Common Stock owned by Mr. Clegg's grandchildren, as to which Mr. Clegg has sole voting and dispositive power), and for the shares owned by Mr. Frock was $90,000.

Item 4.  Purpose of Transaction.

Both Mr. Clegg's and Mr. Frock's investments in the securities of the Issuer were effected for investment purposes only. However, Messrs. Clegg and Frock may from time to time acquire additional shares by various means, including in open market or private transactions, or pursuant to a tender offer, exchange offer or similar means, any of which transactions could result in Messrs. Clegg and Frock controlling a significantly larger portion of the equity in the Company, including possibly a majority of the ownership of the Company. From time to time, Messrs. Clegg and Frock have had, and may in the future continue to have, discussions with the Company's Board of Directors, other key employees of the Company, potential investors, including groups specializing in management-led buy-outs, and outside advisors regarding the possibility of engaging in a management-led buy-out of the Company. No final terms for

                              (Page 4 of 8 Pages)

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any such transaction have been proposed or agreed to, and there can be no assurance that such a transaction will ever be formally proposed or consummated.

Any of the transactions described above would be entered into based on consideration of numerous factors, including without limitation the availability and price of the Common Stock, general market and economic conditions; the state of the Issuer's business, financial condition, operations and prospects; the actions taken or not taken by the Board of Directors of the Company; the actions of other major shareholders; and other future developments.

Although the foregoing reflects activities presently contemplated by Messrs. Clegg and Frock with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, Messrs. Clegg and Frock have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Clegg beneficially owns 705,073 shares of Common Stock, which represents approximately 10.3% of the Issuer's Common Stock based on 6,443,286 shares of Common Stock outstanding as of February 1, 2002. His reported beneficial ownership consists specifically of 32,161 shares of Common Stock held of record by Mr. Clegg; 66,572 shares held of record by his children, with respect to which Mr. Clegg has sole voting authority; 6,000 shares held of record by his grandchildren, with respect to which Mr. Clegg has sole voting and dispositive authority; 170,815 shares held of record jointly by Mr. Clegg and his spouse, with respect to which Mr. Clegg and his spouse have joint voting and dispositive authority; 140,385 shares of Common Stock that Mr. Clegg may acquire upon conversion of the Company's Series A Preferred Stock; 100,806 shares of Common Stock that Mr. Clegg may acquire upon conversion of the Company's Series C Preferred Stock; and 188,334 shares of Common Stock that Mr. Clegg may acquire upon exercise of currently exercisable stock options.

         Mr. Frock beneficially owns 99,049 shares of Common Stock, which represents approximately 1.5% of the Issuer's Common Stock based on 6,443,286 shares of Common Stock outstanding as of February 1, 2002. His reported beneficial ownership consists specifically of 5,000 shares of Common Stock held by Mr. Frock; 14,700 shares of Common Stock that Mr. Frock may acquire upon the conversion of the Company's Series A Preferred Stock; and 79,349 shares of Common Stock that Mr. Frock may acquire upon the exercise of currently exercisable options.

(b)      (i)      Sole Power to Vote or Direct the Vote. As of the date of this
Amendment No. 3, Mr. Clegg has the sole power to vote or direct the vote of 293,067 shares of Common Stock, and Mr. Frock has the sole power to vote or direct the vote of 99,049 shares of Common Stock.

         (ii) Shared Power to Vote or Direct the Vote. As of the date of this Amendment No. 3, Mr. Clegg has the shared power to vote or direct the vote of 412,006 shares of Common Stock.

         (iii) Sole Power to Dispose or Direct the Disposition. As of the date of this Amendment No. 3, Mr. Clegg has the sole power to dispose of or direct the disposition of 226,495 shares of Common Stock, and Mr. Frock has the sole power to dispose of or direct the disposition of 99,049 shares of Common Stock.

         (iv) Shared Power to Dispose or Direct the Disposition. As of the date of this Amendment No. 3, Mr. Clegg has the shared power to dispose of or direct the disposition of 412,006 shares of Common Stock.

(c) No transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

                              (Page 5 of 8 Pages)

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(e)      Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be filed as Exhibits.

Exhibit No.             Title
-----------             -----

1                       Joint Filing Agreement between A.J. Clegg and John Frock

                              (Page 6 of 8 Pages)

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2002
-------------------------------------
Date

/s/ A.J. Clegg
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Signature

A.J. Clegg
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Name / Title

/s/ John Frock
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Signature

John Frock
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Name / Title

                              (Page 7 of 8 Pages)